August 6, 2019

Kyle L. Sauers
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 725
Chicago, Illinois 60654

       Re: Echo Global Logistics, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-34470

Dear Mr. Sauers:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure